Form 51-102F3

Material Change Report

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Nevsun Resources Ltd. (the “Company”)

Suite 800 – 1075 West Georgia Street

Vancouver, BC  V6E 3C9

Item 2

Date of Material Change

April 1, 2005

Item 3

News Release

The press release was issued on April 1, 2005 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

Item 4

Summary of Material Change

Nevsun Resources Ltd., (NSU-TSX/AMEX) is pleased to announce its annual results for 2004.  Complete details of the December 31, 2004 financial statements and Management's Discussion and Analysis can be found on the Nevsun website at www.nevsun.com as well as on Sedar at www.sedar.com  and EDGAR at http://www.sec.gov/edgar/searchedgar/webusers.htm.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7

Omitted Information

No information has been intentionally omitted from this form.

Item 8

Executive Officer

Dr. John A. Clarke

Telephone:  (604) 623-4700

Item 9

Date of Report

April 1, 2005

NEVSUN RESOURCES LTD.

Per: “Maureen Carse”

Maureen D. Carse

Corporate Secretary

N E W S R E L E A S E

ANNUAL FINANCIAL RESULTS

April 1, 2005

Nevsun Resources Ltd., (NSU-TSX/AMEX) is pleased to announce its annual results for 2004.  The following is a brief summary; complete details of the December 31, 2004 financial statements and Management's Discussion and Analysis can be found on the Nevsun website at www.nevsun.com as well as on Sedar at www.sedar.com  and EDGAR at http://www.sec.gov/edgar/searchedgar/webusers.htm.

All dollar amounts are in $US.

Working capital at December 31, 2004 was approximately $27 million. The loss for the year was $12.5 million (2003 - $12.3 million), including exploration expense of $9.7 million (2003 - $10.3 million). Another significant component of the reported losses was stock-based compensation of $2.4 million  (2003 - $1.4 million), recorded in accordance with current accounting standards. To December 31, 2004 the Company had incurred $26 million on construction in progress to develop its Tabakoto project in Mali, West Africa.

Transportation of major equipment for the Tabakoto Mine construction program from South Africa and from Europe commenced during March (including the Ball Mill). A full update on the Tabakoto construction program will be published soon.

In Eritrea, the 2005 drill program is progressing well with exploration drilling focused to date on the Bisha Main, the NW Zone and the Harena discovery. This work complements the Bisha gold/copper/zinc resource estimate completed in October 2004.  Work is in progress at the Okreb concession to prepare targets for drill testing.

Forward Looking Statements: The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu05-08.doc	For further information, Contact: Maureen Carse (604) 623-4700 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com

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